Exhibit 3.1
AMENDMENT NO. 1
TO
SECOND AMENDED AND RESTATED
BYLAWS OF
BIODELIVERY SCIENCES INTERNATIONAL, INC.
(a Delaware Corporation)
Article 11 of the Second Amended and Restated Bylaws of BioDelivery Sciences International, Inc. is hereby amended by adding the following new Section 11.3:
    SECTION 11.3. Exclusive Jurisdiction of Delaware Courts or the United States Federal District Courts. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any state law claims for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of, or a claim based on, a breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or the Certificate of Incorporation or Bylaws (including the interpretation, validity or enforceability thereof), or (iv) any action asserting a claim governed by the internal affairs doctrine. Unless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 11.3.
Approved by the Board of Directors and effective February 13, 2022.